[NexPoint Real Estate Finance, Inc. Letterhead]

March 10, 2022

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance
100 F. Street, N.E.

Washington, D.C. 20549

Re:	NexPoint Real Estate Finance, Inc. Registration Statement on Form S-3 File No. 333-263300

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, NexPoint Real Estate Finance, Inc., a Maryland corporation (the “Company”), hereby requests that the effectiveness of its Registration Statement on Form S-3 (the “Registration Statement”) be accelerated so that the Registration Statement will become effective on Monday, March 14, 2022 at 4:00 p.m., Eastern time, or as soon thereafter as practicable. The Company respectfully requests that you confirm the Registration Statement has been declared effective by notifying Justin Reinus of Winston & Strawn LLP at 214.453.6566.

Should you have any questions regarding this request, please contact Justin Reinus of Winston & Strawn LLP at 214.453.6566. Thank you for your attention to this matter.

Very truly yours,

NEXPOINT REAL ESTATE FINANCE, INC.

/s/ Brian Mitts
Brian Mitts
Chief Financial Officer, Executive VP-Finance, Secretary and Treasurer

cc:	Justin S. Reinus, Partner, Winston & Strawn LLP Charles T. Haag, Partner, Winston & Strawn LLP

[Signature Page to Acceleration Request]